**RICHEMONT**

[redacted]

07021758

**Via airmail**

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

5 March 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the joint announcement from Richemont and Polo Ralph Lauren in English announcing the formation of The Polo Ralph Lauren watch and jewellery company. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen

Alan Grieve

PROCESSED

MAR 16 2007

THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia

dlw 3/14


COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

# RICHEMONT

**PRESS RELEASE FOR IMMEDIATE RELEASE**

**5 March 2007**

The following joint press release has been issued today by Compagnie Financière Richemont SA, Geneva and Polo Ralph Lauren Inc., New York

## RICHEMONT AND POLO RALPH LAUREN ANNOUNCE THE FORMATION OF *THE POLO RALPH LAUREN WATCH AND JEWELLERY COMPANY*

Two leading players in the global luxury business announced today the formation of The Polo Ralph Lauren Watch and Jewellery Company, S.A.R.L., whose purpose will be to design and create luxury watches and fine jewellery.

In this unique partnership, Polo Ralph Lauren (NYSE:RL) and Richemont (SWX: 'CFR') will form a joint venture to design, develop, manufacture and distribute the products through Ralph Lauren boutiques as well as through the finest independent jewellery and luxury watch retailers in the world. The partners will each own 50 percent of the new entity and are committed to this joint venture on a long-term basis. This is Richemont's first such joint venture with a luxury fashion designer and it is Polo Ralph Lauren's first foray into the precious jewellery and luxury watch businesses. It is expected that the products will be launched in the fall of 2008.

Ralph Lauren, Chairman and Chief Executive Officer of Polo Ralph Lauren Corporation said, "This business is an important part of our global luxury accessories strategy. I am confident that our unique design sensibility and luxury brand building skills, combined with Richemont's unique experience on a global basis, creates an opportune way for this partnership to succeed. I believe strongly in this partnership."

Johann Rupert, Executive Chairman of Richemont, said, "I have long admired Ralph Lauren. His impeccable taste, style and attention to detail are unique. These factors, combined with Richemont's expertise in jewellery and watches will lead to a fascinating business venture. Jointly, we aim to create a new luxury business, which I am confident will develop into a world leader. This is an exciting partnership and I very much look forward to working with Ralph."

ABOUT POLO RALPH LAUREN

Polo Ralph Lauren Corporation (NYSE:RL) is a leader in the design, marketing and distribution of premium lifestyle products in four categories: apparel, home, accessories and fragrances. For more than 40 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include *Polo by Ralph Lauren, Ralph Lauren Purple Label, Ralph Lauren, RRL, RLX, Rugby, Blue Label, Lauren by Ralph Lauren, RL Childrenswear, Chaps and Club Monaco*, constitute one of the world's most widely recognized families of consumer brands.

For more information, go to http://investor.polo.com.

ABOUT RICHEMONT

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist Watchmakers, which comprises Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing Instrument Maisons - Montblanc and Montegrappa; Leather and Accessories Maisons, being Alfred Dunhill and Lancel; and Other Businesses, which includes, specifically, Chloé. In addition to its luxury goods business, Richemont holds ~~an~~ 18.9 per cent interest in British American Tobacco, one of the world's leading tobacco groups.

For further information, see: http://www.richemont.com

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Further information:

| | | |
|---|---|---|
| Richemont | Press inquiries: | Mr Alan Grieve<br>Tel.: +41 22 721 3507 |
| | Analysts' inquiries: | Ms Sophie Cagnard-Fabrici<br>Tel.: +33 1 5818 2597 |
| Polo Ralph Lauren | Press inquiries: | Ms Wendy Smith<br>Tel: +1 212 583 2262 |
| | Analysts' inquiries: | Ms Nancy Murray<br>Tel: +1 212 813 7862 |

END

COMPAGNIE FINANCIERE RICHEMONT SA
50, CHEMIN DE LA CHENAIE CH-1293 BELLEVUE - GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 3500 TELEFAX +41 (0)22 721 3550 WWW.RICHEMONT.COM